Debtor Accession Deed

THIS AGREEMENT is made on 30 June 2023

BETWEEN:

(1) **Atento Argentina S.A.** (the **"Acceding Debtor"**); and

(2) **GLAS Trust Corporation Limited** (the **"Security Agent"**), for itself and each of the other parties to the intercreditor agreement referred to below.

This agreement is made on 30 June 2023 by the Acceding Debtor in relation to an intercreditor agreement (the **"Intercreditor Agreement"**) dated 30 June between, amongst others, Atento S.A as parent, Atento Luxco 1, as company, GLAS Trust Corporation Limited as security agent, GLAS Trust Company LLC as Existing 2025 Notes Agent, GLAS Trust Company LLC as New 2025 Notes Agent, GLAS Trust Company LLC as Junior Notes Agent and the other Debtors (each as defined in the Intercreditor Agreement).

The Acceding Debtor intends to give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents (in each case as defined in the Intercreditor Agreement):

1. the Junior Notes Purchase Agreement;

2. the New 2025 Notes Purchase Agreement; and

3. the Existing 2025 Note Purchase Agreement.

the **"Relevant Documents"**.

IT IS AGREED as follows:

1. Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Agreement, bear the same meaning when used in this Agreement.

2. The Acceding Debtor and the Security Agent agree that the Security Agent shall hold:

   (a) any Security in respect of Liabilities created or expressed to be created pursuant to the Relevant Documents;

   (b) all proceeds of that Security; and

   (c) all obligations expressed to be undertaken by the Acceding Debtor to pay amounts in respect of the Liabilities to the Security Agent as trustee for the Secured Parties (in the Relevant Documents or otherwise) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding Debtor (in the Relevant Documents or otherwise) in favour of the Security Agent as trustee for the Secured Parties,

   on trust for the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

3. The Acceding Debtor confirms that it intends to be party to the Intercreditor Agreement as a Debtor, undertakes to perform all the obligations expressed to be assumed by a Debtor under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

4. This Agreement and any non-contractual obligations arising out of or in connection with it are is governed by, English law.

THIS AGREEMENT has been signed on behalf of the Security Agent and executed as a deed by the Acceding Debtor and is delivered on the date stated above.

THE ACCEDING DEBTOR

Executed as a deed by Atento Argentina S.A:)
)
)

____________________ ____________________

Name: Name:

Title: Title:

Address for notices

Name: Atento Luxco 1 S.A.

Address: 1, rue Hildegard Von Bingen, L-1282 Luxembourg

Email: virginia.beltramini@atento.com

Attention: The Board of Directors

THE SECURITY AGENT

____

GLAS TRUST CORPORATION LIMITED
as the Security Agent

Name: KATIE LACEY

Title: AUTHORISED SIGNATORY

THIS AGREEMENT has been signed on behalf of the Security Agent and executed as a deed by the Acceding Debtor and is delivered on the date stated above.

THE ACCEDING DEBTOR

Executed as a deed by Atento Argentina S.A:	)))

[signature]	______________________
Name: [illegible]	Name:
Title: Presidente	Title:

Address for notices

Name: Atento Luxco 1 S.A.

Address: 1, rue Hildegard Von Bingen, L-1282 Luxembourg

Email: virginia.beltramini@atento.com

Attention: The Board of Directors